Exhibit 99.16

bwin Interactive Entertainment AG

(FN 166449 d in the Vienna Commercial Court companies register)

Announcement of a planned merger under
§8(2) EU-VerschG and §3(2) EU-VerschG
in combination with §221a(1) AktG

1.

It is intended to merge bwin Interactive Entertainment AG, having its registered office in Vienna at Börsegasse 11, 1010 Wien, entered in the companies register of the Vienna Commercial Court under FN 166449 d (“bwin”) and PartyGaming Plc, having its registered office in Gibraltar at 711 Europort, Gibraltar, entered in the Gibraltar Register of Companies under 91225 (“PartyGaming”) in a cross-border merger. The merger will be executed on the basis of a merger plan of 20 December 2010 with effect from midnight on the merger date 30 September 2010. The cross-border merger is in accordance with the provisions of the EU Merger Act (“EU-VerschG”), §§219-233 of the Companies Act (“AktG”) in combination with §3(2) EU-VerschG and the Gibraltar Companies (Cross-Border Mergers) Regulations 2010 (“CBM Regulations 2010”) subject to the Austrian Reorganisation Tax Act (“UmgrStG”). The merger is based on the audited and unqualified audit report of the closing balance sheet for bwin as at 30 September 2010.

The joint merger plan if 20 December 2010 drawn up by the Executive Board of bwin and Board of Directors of PartyGaming was submitted on the date of this announcement under §3(2) EU-VerschG in combination with §221a(1) AktG after audit by the merger auditor and bwin’s Supervisory Board to the companies register of Vienna Commercial Court.

Before the present merger it is intended for bwin to demerge its operating business including all the participating interests listed in §4(10)(a) of the draft demerger and acquisition contract of 17 December 2010, also effective on midnight of 30 September 2010, and for bwin Services AG, having its registered office at Börsegasse 11, 1010 Wien, entered in the companies register of Vienna Commercial Court under FN 351580 (“bwin Services”) to acquire the demerged operation. bwin retains the assets explicitly listed in §4(10)(b) of the draft demerger and acquisition contract. It is intended for the demerger to be entered in the companies register of Vienna Commercial Court before execution of the merger of bwin and PartyGaming.

2.

Under §3(2) EU-VerschG in combination with §221a(2) AktG the following documents will be available for inspection from 22 December 2010 at the business addresses of bwin and PartyGaming shown above during normal business hours:

	(i)	copy of the joint merger plan with appendices,

	(ii)	the audited annual financial statements, management reports and corporate governance reports (where required by statute) of bwin and PartyGaming for the last three financial years,

	(iii)	the audited closing balance sheet of bwin as at 30 September 2010,

	(iv)	the interim balance sheets of bwin and PartyGaming as at 30 September 2010,

	(v)	the merger report of bwin’s Executive Board,

	(vi)	the directors’ report of the Board of Directors of PartyGaming,

	(vii)	the audit report of Deloitte Audit Wirtschaftsprüfungs GmbH (FN 36059 d), Renngasse 1/Freyung, 1010 Wien, as the merger auditor appointed by bwin’s Supervisory Board,

(viii)

the audit report of Deloitte Limited, a company entered in the Gibraltar Register of Companies under 97704, having its registered office at Merchant House, 22/24 John Mackintosh Square, Gibraltar, as the merger auditor appointed by PartyGaming, and

(ix)

the merger report of bwin’s Supervisory Board. The CBM Regulations 2010 do not require an equivalent to the Supervisory Board review report under §220c AktG in combination with §3(2) EU Mergers Act, so that PartyGaming is not required to prepare such a report and make it available for inspection.

In addition the capital market prospectus drawn up by PartyGaming for the listing of the PartyGaming shares issued in the course of the merger on the London Stock Exchange and the PartyGaming shareholders’ circular will also be available at the registered office of bwin for inspection.

3.

The documents listed in (2) will also be available from 22 December 2010 on the Internet sites of bwin (www.bwin.org) and PartyGaming (www.partygaming.com). Under §8(3) EU-VerschG bwin’s creditors will on request be given a copy of the documents listed in (2) without delay and free of charge.

In addition the demerger documents relating to the planned demerger for acquisition between bwin and bwin Services will be available for inspection at the registered office of bwin and will also be made available on bwin’s Internet site (www.bwin.org).

4.	Corporate form, name and registered office of the participating companies (§8(2)(1) EU-VerschG)

a)

The transferring company is bwin Interactive Entertainment AG, a public limited company under Austrian law registered with the Vienna Commercial Court under FN 166449 d, having its registered office in Vienna at Börsegasse 11, 1010 Wien.

b)

The acquiring company is PartyGaming Plc, a public limited company under Gibraltar law, listed on the London Stock Exchange, and having its registered office in Gibraltar at 711 Europort, Gibraltar, entered in the Register of Companies in Gibraltar under 91225. On legal effectiveness of the merger PartyGaming will change its name to bwin.party digital entertainment plc.

5.	Information on the commercial register responsible for the participating companies (§8(2)(2) EU-VerschG)

The documents listed in §3(2) of Directive 68/151/EEG are deposited for

	(i)	bwin with the companies register of Vienna Commercial Court under number FN 166449 d, and

	(ii)	PartyGaming with the Register of Companies in Gibraltar under number 91225.

6.	Notes on §8(2)(3) EU-VerschG

a)	Rights of bwin’s creditors

Under §13 EU-VerschG creditors of bwin applying in writing for this purpose within two months after the day when the merger plan was announced must be furnished with security for claims arising up to that point, if they are unable to obtain satisfaction. Creditors seeking security must accordingly contact bwin in writing by 22 February 2011 (date of receipt of notification by bwin). bwin is voluntarily waiving proof by creditors that the merger will endanger satisfaction of their claims. Creditors do not have the right to demand security if in the event of a bankruptcy they have a right to preferential satisfaction from assets established for their protection in accordance with statute and officially supervised.

Known creditors will also be contacted by bwin directly. The certification of legality under §14(3) EU-VerschG, which is a condition for the legally valid execution of the merger, may only be issued when all creditors who have a claim to security in accordance with the above have received appropriate security.

This is without prejudice to the subordinate creditor protection under §226 AktG. This provides that security must be provided to creditors in participating companies who apply for this within six months of publication of the entry of the merger, if they are unable to get satisfaction; however, creditors only have this right if they can show credibly that the merger will put satisfaction of their claim at risk. As noted above, bwin is voluntarily waiving proof by creditors that the merger will endanger satisfaction of their claims.

b)	Rights of PartyGaming’s creditors

Under Regulation 11 of CBM Regulations 2010 the Supreme Court of Gibraltar can convene a creditor meeting on application by PartyGaming, a PartyGaming shareholder or a creditor of PartyGaming. If a creditor meeting is convened the cross-border must be approved by this with at least a simple majority of the creditors present (physically or through representation) who together have at least 75% of the claims represented at the meeting. The creditors of PartyGaming have no claim to security.

c)	Rights of minority shareholders of bwin

Right to cash settlement

Under §10 EU-VerschG each bwin shareholder has a right to an appropriate cash settlement from bwin (or after legal effectiveness of the merger bwin.party digital entertainment plc) on surrender of the shares if (s)he objects on the record to the merger resolution and was a bwin shareholder from the time of the resolution to the time of asserting the claim. The cash settlement offer can be accepted at the same time as the objection on the record at the shareholders’ meeting, otherwise acceptance must be received by bwin within one month after the merger resolution. Entitlement to cash settlement is conditional on registration of the merger, is due on this and lapses in three years. bwin (or after legal effectiveness of the merger bwin.party digital entertainment plc) must bear the costs of the transfer. Security must be provided to those entitled to cash settlement for payment of the settlement, including transfer costs.

The certification of legality under §14(3) EU-VerschG, which is a condition for the legally valid execution of the merger, may only be issued when the shareholders’ cash settlement claims are adequately secured or it is shown that all shareholders with entitlement to cash settlement have waived this right.

Right to review of the cash settlement

The merger resolution by bwin’s shareholders’ meeting cannot be appealed on the basis that the cash settlement offer is not appropriately set or that the explanations of the cash settlement offer in the merger plan, merger reports, audit reports or report of the Supervisory Board do not satisfy the statutory requirements.

bwin shareholders who have placed on the record at the shareholders’ meeting their objection to the merger resolution can apply to the court within one month after adoption of the merger resolution to review the cash settlement and set a higher cash settlement. The court must publish the application in the company’s announcements. Shareholders who (i) were bwin shareholders at the time of the resolution of the bwin shareholders’ meeting until filing the application and (ii) have not waived additional payments or additional shares can file their own application within a further month after this announcement. After expiration of this period of notice applications by other shareholders are not allowed, which must be noted in the announcement. Otherwise the procedure for court review is subject to §§225d-225m AktG, except for §2253(2)(1) and (3) and §225j(2) AktG analogously.

The Executive Board notes in this connection that bwin shares will continue to be traded as normal on the Vienna Stock Exchange for several weeks even after approval of the merger by the shareholders’ meeting on 28 January 2011. A shareholder not wishing to exchange his/her bwin shares for shares of bwin.party digital entertainment plc who regards the offered cash settlement as too low can accordingly not only seek a court review of the amount of the cash settlement but also sell his/her bwin shares on the Vienna Stock Exchange at the price at that time (and possibly higher).

Right to review of the exchange ratio

Appeal against the merger resolution of bwin’s shareholders’ meeting for defects in setting the exchange ratio is specifically excluded under §12 EU-VerschG in combination with §225b AktG if all participating companies with registered offices in other member states in which there is no provision for proceedings to review the exchange ratio which do not block the entry of the merger (this is the case with PartyGaming) explicitly accept in the approval of the shareholders’ meeting of the merger plan that the shareholders of a transferring company with registered office in Austria can initiate proceedings against a company resulting from the merger with registered office in another member state under the provisions applying to public limited companies for the review of the exchange relationship under §§225c et seq. AktG at the court competent for the registered office of the transferring company to exercise jurisdiction in commercial matters.

PartyGaming intends in accordance with §12(1)(2) EU-VerschG and subject to approval by the shareholders’ meeting on the merger plan to accept explicitly (i) that bwin shareholders can initiate review proceedings for the exchange ratio at the Vienna Commercial Court in accordance with §§225c et seq. AktG and (ii) that these proceedings can be initiated before the Austrian court in whose judicial district bwin has its registered office.

Subject to such a judgment note by PartyGaming, shareholders are only entitled to apply for review of the exchange ratio who (i) were shareholders of bwin from the time of the resolution by bwin’s shareholders’ meeting to the time of the application and (ii) have not waived additional payments or shares and (iii) either hold at least one per cent of the share capital of one of the participating companies, even if only jointly, or hold shares in a prorated amount of at least EUR 70,000 or (iv) jointly hold all shares for which the requirements of (i) and (ii) are met and have either stated on the record at the shareholders’ meeting or notified the company within one month after the merger resolution that they intend to apply for review of the exchange ratio. In the certification of legality to be issued by the Austrian company register court under §14(3) EU-VerschG, it must be noted if and which shareholders made such a declaration.

d)	Rights of minority shareholders of PartyGaming

The minority shareholders of PartyGaming do not have any special minority rights as a result of the merger.

7.	Further information on the modalities for exercising rights of minority shareholders and creditors can be obtained:

for bwin: by mail: bwin Interactive Entertainment AG, attn. Mag. Philipp Brauneder, Investor Relations, Börsegasse 11, 1010 Wien, by fax: +43 050 858 16 or by e-mail: investorrelations@bwin.org.

for PartyGaming: Peter Reynolds, Director of Corporate Affairs PartyGaming; by phone: +44 207 337 0177 (D), +44 7789 484 108 (M)..

This announcement under §3(2) EU-VerschG in combination with §221a(1) AktG and §8(2) EU-VerschG among other things satisfies the statutory obligation of the companies participating in the merger to notify shareholders and creditors of their rights.

bwin Interactive Entertainment AG